Exhibit 99.1

Renalytix plc

(“Renalytix” or the “Company”)

Renalytix Reports Financial Results for Second Quarter of Fiscal Year 2022

LONDON and SALT LAKE CITY, March 31, 2022 – Renalytix plc (NASDAQ: RNLX) (LSE: RENX), an artificial intelligence-enabled in vitro diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and advance value-based care, today reported financial results for the quarter ended December 31, 2021.

Recent Highlights

•
Quarter over quarter growth in KidneyIntelX testing volume
•
Quarter over quarter growth in active physicians ordering KidneyIntelX
•
KidneyIntelX now on-line with the Veterans Administration health system (VHA), New York physician led payor program CDPHP, Wake Forest Baptist Health and Atrium Health system
•
Singing River Health System partnership to deploy KidneyIntelX informed care management to improve kidney health in individuals across the Mississippi Gulf Coast with type 2 diabetes and early-stage chronic kidney disease
•
Hired, trained, and deployed regional sales managers, sales representatives and medical science liaisons to support KidneyIntelX physician onboarding, education and test ordering
•
Launch of myIntelX national provider access portal for on-line ordering of KidneyIntelX
•
Renalytix is now registered as a vendor to provide KidneyIntelX testing services at 16 VHA health centers, with additional health centers expected this calendar year
•
Continued insurance payment expansion for KidneyIntelX testing services helping ensure patients have access to advanced risk assessment regardless of economic status
•
22 private insurance coverage contracts now executed, including the first regional Blue Cross Blue Shield plans, with additional coverage contracts expected this calendar year
•
31 state Medicaid programs now contracted with additional states expected this calendar year
•
Salt Lake and New York laboratories built and operate to most rigorous standards; CLIA certified, CAP accredited, ISO certified and U.S. Food and Drug Administration compliant
•
Joint program with American Diabetes Association® to improve overall kidney health in patients with type 2 diabetes in the United States
•
Launching regionally focused early state kidney disease education programs in partnership with the National Kidney Foundation
•
Published data in the American Journal of Nephrology demonstrating KidneyIntelX successfully monitored patient response to new drug therapy in 1,325 multinational clinical trial cohort patients
•
World Congress of Nephrology data showing KidneyIntelX predicts the future rate of decline in kidney function compared with current standard diagnostics in patients with early-stage chronic kidney disease and type 2 diabetes

Second Quarter 2022 Financial Results

During the three months ended December 31, 2021, the Company recognized $0.8 million of revenue (Q2 FY21: $0.4 million). Cost of revenue for the three months ended December 31, 2021 was $0.5 million (Q2 FY21: $0.3 million).

Operating expense for the three months ended December 31, 2021 was $14.1 million compared to $8.8 million during the prior year period.

Within operating expenses, Research and development expenses were $4.1 million for the three months ended December 31, 2021, an increase of $1.6 million, from $2.5 million for the three months ended December 31, 2020. The increase was driven by employee related expenses and professional fees associated with the utility studies at Mount Sinai, Wake Forest and University of Utah.

General and administrative expenses were $10.1 million for the three months ended December 31, 2021, increasing by $3.5 million from $6.6 million for the three months ended December 31, 2020. The increase was primarily due to a $1.7 million increase in compensation and related benefits, including share-based payments, due to increased headcount, a $1.1 million increase in consulting and professional fees including marketing expense, a $0.3 million related to employee expenses, a $0.2 million increase in computers, software and IT costs, and a $0.2 million increase in other operating expenses.

Net loss attributable to ordinary shareholders was $15.3 million for the three months ended December 31, 2021 compared to $8.9 million for the prior year period.

Cash and cash equivalents totaled $39.9 million as of December 31, 2021.

The Company will host a corresponding conference call and live webcast today to discuss the financial results and key topics including business strategy, partnerships and regulatory and reimbursement processes, at 8:30 a.m. (ET) / 1:30 p.m. (GMT).

Conference Call Details:
US/Canada Participant Toll-Free Dial-In Number: (833) 614-1551
US/Canada Participant International Dial-In Number: (914) 987-7290
United Kingdom International Dial-In Number: 0800 0288 438
United Kingdom Local Dial-In Number: 0203 1070 289
Conference ID: 6597955

Webcast Registration link: https://edge.media-server.com/mmc/p/hu7xau2s

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

CapComm Partners
Peter DeNardo	Tel: 415-389-6400 or investors@renalytix.com

About KidneyIntelX

KidneyIntelX, is a first-of-kind decision support and implementation platform that facilitates the identification and promotes the effective management of patients at risk of early-stage diabetic kidney disease, or DKD, progression by combining diverse data inputs, including validated blood-based biomarkers, inherited genetics, and personalized patient data from electronic health record, or EHR, using a proprietary algorithm to generate a unique patient risk score. This patient risk score enables prediction of progressive decline in kidney function, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk.

About Renalytix

Renalytix (NASDAQ: RNLX) (LSE: RENX) is the global founder and leader in the new field of bioprognosis™ for kidney health. The company has engineered a new solution that successfully enables early-stage CKD progression risk assessment. The Company’s lead product, KidneyIntelX, has been granted Breakthrough Designation by the U.S. Food and Drug Administration and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the commercial prospects of KidneyIntelX, including whether KidneyIntelX will be successfully adopted by physicians and distributed and marketed, the rate of testing with KidneyIntelX in health care systems, expectations and timing of announcement of real-world testing evidence, the potential for KidneyIntelX to be approved for additional indications, our expectations regarding regulatory and reimbursement decisions and the ability of KidneyIntelX to curtail costs of chronic and end-stage kidney disease, optimize care delivery and improve patient outcomes. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 21, 2021, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

RENALYTIX PLC

Operational Update and Financial Results for the three and six months ended December 31, 2021

Unless otherwise indicated, all references in this report, to the terms “Renalytix,” “Renalytix plc,” “the company,” “we,” “us” and “our” refer to Renalytix plc together with its subsidiaries. We recommend that you read the discussion below together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended June 30, 2021, filed with the Securities and Exchange Commission on October 21, 2021 (our “Annual Report”).

The statements in this discussion regarding our expectations regarding our market opportunity, regulatory approval and future performance, as well as all other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. See also the section titled “Forward-Looking Statements” above.

OPERATIONAL REVIEW

About Renalytix

At Renalytix, we are helping lead the charge to introduce simple, more accurate prognosis and effective care management for the estimated 850 million people worldwide with chronic kidney disease. In the United States alone, chronic kidney disease affects close to an estimated 40 million people and is responsible for one of the largest cost drivers in the national medical system. Early identification, prognosis and treatment beginning with primary care physicians is essential if we are to stem the growing social cost and suffering associated with kidney disease.

With our lead product, KidneyIntelX, our goal is to shift the conversation from kidney disease to kidney health through a more accurate understanding of early-stage risk. With the deployment of KidneyIntelX this year, Renalytix has become global leader in the new field of bioprognosis, a biology-driven approach to risk assessment that relies on integrating information from a simple blood draw and a patient’s health record to produce an accurate picture of kidney health. A doctor can use KidneyIntelX results to act on patients at high risk of kidney disease progression or failure at an early stage where active management and therapeutics have the best opportunity to impact outcomes and cost before it is too late.

We have crossed key data, reimbursement and regulatory hurdles during a relatively short time-period since we began operations in 2018 through a public listing on AIM, a market of the London Stock Exchange. We subsequently expanded our capital base by raising a further $17 million in July 2019 and then an additional $85 million through a listing on the Nasdaq Global Market in July 2020. The commercial roll-out of our kidney health solution, KidneyIntelX, is underscored by:

•
A 10-year government-wide contract with the U.S. General Services Administration at $950 per test
•
Hiring of sales, medical science liaison, and customer service support for national coverage
•
The Centers for Medicare & Medicaid Services awarding a national price of $950 per test
•
31 state Medicaid program authorization contracts
•
Launch of myIntelX national provider access portal for on-line ordering of KidneyIntelX
•
Partnerships announced with the Mount Sinai Health System, University of Utah, Atrium Health, Wake Forest Baptist Health, Capital District Physicians’ Health Plan (CDPHP), St. Joseph's Health and Singing River Health System
•
New York State Department of Health approval
•
A distinct Common Procedural Terminology (CPT) Code for reimbursement granted by the American Medical Association

•
22 private payor coverage determinations
•
Multi-center, peer reviewed clinical studies validating the clinical effectiveness and utility dynamics of KidneyIntelX for identifying patients at high risk for rapid kidney disease progression and/or kidney failure in the earliest stages of kidney disease

About KidneyIntelX

Our novel platform, KidneyIntelX, uses a machine-learning enabled algorithm to process predictive blood biomarkers with key features from a patient’s health record to generate an early and accurate kidney health risk score. The score identifies those patients at the most risk for kidney disease progression and/or failure and further guides ongoing clinical decisions.

KidneyIntelX is initially indicated for use with adults who have diagnosed kidney disease and diabetes – diabetic kidney disease or DKD. Future KidneyIntelX products in development intend to expand the indicated uses to include broader chronic kidney disease, health equity strategies and kidney health monitoring through treatment. Diabetes is the leading cause of chronic kidney disease, representing nearly 40%, and DKD patients are the highest contributors to emergency room dialysis. Unfortunately, many DKD patients are unaware that they either have kidney disease or that their disease has been progressing, often uncontrolled, for many years and now find themselves making difficult decisions about late-stage treatments. We believe this predicament is largely avoidable and have built the KidneyIntelX care model to ultimately provide the estimated 210,000 primary care physicians in the United States with a comprehensive suite of information and guidelines driven follow-on action.

KidneyIntelX was designed as an expandable platform which is able to add indicated uses and a monitoring capability, all within an FDA regulated framework. Expansion may include extending into additional populations of chronic kidney disease patients beyond those with diabetes, including patients of African ancestry with the APOL1 high-risk genotype. We also intend to develop solutions for use in other large chronic disease patient populations, like cardiovascular disease.

Operational Progress

Renalytix is pleased to report quarter over quarter KidneyIntelX testing volume growth under a backdrop of increasing insurance payment and new medical systems coming on-line. In our New York launch market, KidneyIntelX utilization has continued to accelerate through the end of March. We have now provided integrated advanced risk assessment services for over 2,600 patients with kidney disease and diabetes. In addition, over the past six months KidneyIntelX clinical testing has now been brought on-line within the Veterans Administration health system, our Albany New York physician led payor partner, Atrium Health and Wake Forest Baptist Health in the Southeast. We now estimate the our current serviceable, patient population with insurance payment availability for KidneyIntelX testing at greater than one million.

Our commercial focus in calendar year 2022 remains on regions where our health system partnerships provide a base for adoption of KidneyIntelX testing. As of the end of March 2022, we have four regional sales managers and 12 account executives focused on the Veterans Health Administration. We have also added a regional manager and three sales executives focused on the New York market. This sales effort is being complemented by a medical education effort led by a team of seven medical liaisons and our partnership with the National Kidney Foundation to offer chronic kidney disease education nationally. We expect additional health providers to be brought on-line in the next few months, including recently announced St. Josephs Health in central New York State and now expect to exceed 20 health centers running KidneyIntelX patient risk assessment in calendar 2022.

Reimbursement and Regulatory

Insurance payment remains the biggest factor to driving KidneyIntelX adoption and revenue growth. Over the past year, we have consistently demonstrated that we can secure payment for KidneyIntelX from a diverse set of insurance sources. To date, we have received 22 private insurance coverage contracts, and contracted with 31 state Medicaid programs. Our $950 reportable pricing structure has been established by National Medicare and a 10-year government contract covering, among others, payment for patient testing in the VA Medical system.

Under our real-world evidence study program with Mount Sinai Health System, several metrics are pointing to greater efficiencies being achieved with KidneyIntelX physician onboarding, including the fact that time to first KidneyIntelX order from education/training has dropped to three days currently from eleven days in our fiscal second quarter.

Our partnership model with Mount Sinai Health System under our real-world evidence study program is validating the engagement of population health departments and KidneyIntelX electronic health record integration to improving primary care physician access to advanced prognosis in kidney disease. The advantages of an integrated KidneyIntelX solution in a large hospital system include 1) broad physician education and care pathway support, 2) electronic test ordering and reporting, 3) advanced data analytics, 4) patient education and support.

Our laboratory testing infrastructure and personnel include the capacity to scale efficiently as distribution opportunities expand in fiscal 2022 and 2023. We have now achieved CAP Accreditation and ISO Certification for both Salt Lake City and New York City laboratories, all important parts to expand testing services and qualify for certain reimbursement.

Continuing to build a robust peer-reviewed published data pool is a compelling driver for payer and market adoption. In January, data was published in American Journal of Nephrology demonstrating the value of KidneyIntelX for monitoring patient response to new drug therapy in 1,325 multinational clinical trial cohort patients. And in February, at the World Congress of Nephrology, we provided results demonstrating KidneyIntelX provides robust prognostic information to better predict the future rate of decline in kidney function compared with current standard diagnostics in patients with early-stage chronic kidney disease and type 2 diabetes.

Current trading and outlook

We reported testing revenues of $0.7 million in Q2. This compares favorably with revenues from Q1 of $0.5 million. Volumes with Mount Sinai have continued to increase into Q3 and we anticipate test volume to strengthen further as we progress through the remainder of the fiscal year. As additional hospital systems begin to come on stream into fiscal 2023 and beyond, we anticipate corresponding increases in testing volumes.

In the fiscal second quarter, we made a number of one-time investments pertaining to the recruiting, equipping, training and deploying of our salesforce, and associated marketing and other expenses to enable them to be most successful in the field. We are happy with the sales infrastructure we now have in place to pursue the large VA and commercial hospital revenue that is available to us. Much of this is included in one-time expenses that are not repeating, and indeed our quarterly burn rate is already reduced versus fiscal Q2, and we plan to exercise continued prudent cash discipline

FINANCIAL REVIEW

Financial review of the three-month period ended December 31, 2021

Our operating loss for the three months ended December 31, 2021, was $13.8 million (December 31, 2020: $8.6 million) and the net loss attributable to ordinary shareholders for the three months ended December 31, 2021, was $15.3 million (December 31, 2020: $9.1 million).

Revenue

During the three months ended December 31, 2021, we recognized $0.7 million of revenue related to KidneyIntelX testing and $0.2 million of revenue related to services performed for AstraZeneca. There was $0.4 million of pharmaceutical services revenue for the three months ended December 31, 2020.

Cost of Revenue

During the three months ended December 31, 2021, cost of revenue consisted of $0.5 million primarily attributable to KidneyIntelX testing, including labor and materials costs directly related to revenue generating activities. There was $0.3 million of cost of revenue for the three months ended December 31, 2020.

Research and Development Costs

Research and development expenses increased by $1.6 million, from $2.5 million for the three months ended December 31, 2020 to $4.1 million for the three months ended December 31, 2021. The increased R&D expense was driven by employee related expenses and professional fees associated with the utility studies at Mount Sinai, Wake Forest and University of Utah.

General and Administrative Costs

General and administrative expenses increased by $3.5 million, from $6.6 million for the three months ended December 31, 2020 to $10.1 million for the three months ended December 31, 2021. The increase was primarily due to a $1.7 million increase in compensation and related benefits, including share-based payments, due to increased headcount, a $1.1 million increase in consulting and professional fees including marketing expense, a $0.3 million increase related to employee expenses, a $0.2 million increase in computers, software and IT costs, and a $0.2 million increase in other operating expenses.

Performance of Contract Liability to Affiliate

In May 2020, we and the Icahn School of Medicine at Mount Sinai entered into an operating agreement to form a joint venture, Kantaro Biosciences LLC, or Kantaro, for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. During the three months ended December 31, 2021, we recognized $0.1 million of expense related to the performance of our contract liability with Kantaro compared to $0.3 million during the three months ended December 31, 2020. This represents the allocation of costs related to performing services on behalf of Kantaro.

Foreign Currency Loss

During the three months ended December 31, 2021, we recorded an unrealized foreign exchange loss of $0.2 million primarily attributable to intercompany loans and cash balances denominated in currencies other than the functional currency. We recorded a foreign currency loss of $5.5 million during the three months ended December 31, 2020.

Fair Value Adjustments to VericiDx Investment

We account for our investment in VericiDx using the equity method of accounting and have elected to use the fair value option to value the investment. During the three months ended December 31, 2021, we recorded a loss of $1.4 million to adjust the VericiDx investment to fair value. We recorded a gain of $5.0 million during the three months ended December 31, 2020.

Financial review of the six months ended December 31, 2021

Our operating loss for the six months ended December 31, 2021, was $25.6 million (December 31, 2020: $14.0 million) and the net loss attributable to ordinary shareholders for the six months ended December 31, 2021, was $25.4 million (December 31, 2020: $16.1 million).

Revenue

During the six months ended December 31, 2021, we recognized $1.1 million of revenue related to KidneyIntelX and $0.2 million of revenue related to services performed for AstraZeneca. There was $0.4 million of pharmaceutical services revenue for the six months ended December 31, 2020.

Cost of Revenue

During the six months ended December 31, 2021, cost of revenue consisted of $0.7 million primarily attributable to KidneyIntelX testing, including labor and materials costs directly related to revenue generating activities. There was $0.3 million of cost of revenue for the six months ended December 31, 2020.

Research and Development Costs

Research and development expenses increased by $3.9 million, from $4.2 million for the six months ended December 31, 2020 to $8.1 million for the six months ended December 31, 2021. The increased R&D expense was driven by employee related expenses and professional fees associated with the utility studies at Mount Sinai, Wake Forest and University of Utah.

General and Administrative Costs

General and administrative expenses increased by $7.5 million, from $10.7 million for the six months ended December 31, 2020 to $18.2 million for the six months ended December 31, 2021. The increase was primarily due to a $3.9 million increase in compensation and related benefits, including share-based payments, due to increased headcount, a $2.0 million increase in consulting and professional fees including marketing expense, a $0.7 million increase in computers, software and IT costs, a $0.5 million increase related to employee expenses, a $0.1 million increase in insurance expense, and a $0.3 million increase in other operating expenses.

Performance of Contract Liability to Affiliate

In May 2020, we and the Icahn School of Medicine at Mount Sinai entered into an operating agreement to form a joint venture, Kantaro Biosciences LLC, or Kantaro, for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. During the six months ended December 31, 2021, we recognized $0.1 million of expense related to the performance of our contract liability with Kantaro compared to $0.8 million during the six months ended December 31, 2020. This represents the allocation of costs related to performing services on behalf of Kantaro.

Foreign Currency Gain (Loss)

During the six months ended December 31, 2021, we recorded an unrealized foreign exchange gain of $2.1 million primarily attributable to intercompany loans and cash balances denominated in currencies other than the functional currency. We recorded a foreign currency loss of $7.7 million during the six months ended December 31, 2020.

Fair Value Adjustments to VericiDx Investment

We account for our investment in VericiDx using the equity method of accounting and have elected to use the fair value option to value the investment. During the six months ended December 31, 2021, we recorded a loss of $2.0 million to adjust the VericiDx investment to fair value. We recorded a gain of $5.0 million during the six months ended December 31, 2020.

Cash Flows

Net cash used in operating activities

During the six months ended December 31, 2021, net cash used in operating activities was $24.7 million and was primarily attributable to our $25.4 million net loss including $2.3 million in noncash charges and a $1.6 million net change in our operating assets and liabilities. The change in our operating assets and liabilities was primarily attributable to a $2.5 million increase in prepaid expenses and other current assets offset by a $1.4 million decrease in accounts payable and accrued expenses. Noncash charges were primarily related to $1.9 million in share-based compensation and the $2.0 million fair value adjustment of our Verici securities, offset by a $1.9 million unrealized foreign exchange gain.

During the six months ended December 31, 2020, we used $18.6 million of cash in operating activities primarily attributable to our net loss of $16.7 million. This use of cash was partially offset by $0.9 million in noncash items such as share-based compensation and the fair value adjustment of our Verici securities. The net cash outflow of $2.7 million from changes in our operating assets and liabilities was primarily attributable to a $3.2 million increase in our prepaid expenses, partially offset by an increase in accrued expenses and other current liabilities of $1.3 million.

Net cash used in investing activities

During the six months ended December 31, 2021, net cash used in investing activities was $0.4 million, primarily attributable to $0.3 million for purchases of lab and office equipment and $0.1 million in software development costs.

During the six months ended December 31, 2020, net cash used in investing activities was $0.4 million and primarily attributable to $1.0 million in proceeds from short-term investments. This was offset by $0.7 million for the purchase of lab and office equipment, $0.5 million of software development costs and an increase of $0.08 million related to our note receivable from a related party. In addition, cash decreased by $0.06 million due to the deconsolidation of VericiDx.

Net cash used in financing activities

During the six months ended December 31, 2021, net cash provided by financing activities was $0.3 million and was primarily attributable to $0.1 million in proceeds from the issuance of ordinary shares under our employee stock purchase program as well as $0.2 million in proceeds from the exercise of stock options.

During the six months ended December 31, 2020, net cash provided by financing activities was $76.9 million and was primarily attributable to $79.2 million of proceeds from our IPO on the Nasdaq Global Market which was partially offset by offering costs of $2.3 million associated with the IPO that were paid in the period.

Cash and Cash Equivalents

We had cash and, cash equivalents of $39.9 million as of December 31, 2021, decreased from $65.2 million as of June 30, 2021 due to normal operations as we continue to commercialize KidneyIntelX and grow our business.

Renalytix plc

Condensed Consolidated balance sheets (Unaudited)

(in thousands, except share and per share data)	December 31, 2021	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$39,928	$65,128
Accounts receivable	823	594
Prepaid expenses and other current assets	3,546	993
Note receivable from Kantaro	75	75
Receivable from affiliates	35	1
Total current assets	44,407	66,791
Property and equipment, net	2,880	2,490
Investment in VericiDx	7,033	9,295
Investment in Kantaro	37	—
Total assets	$54,357	$78,576

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,379	$1,403
Accounts payable – related party	1,007	361
Accrued expenses and other current liabilities	4,533	4,602
Accrued expenses – related party	1,337	224
Deferred revenue	67	122
Payable to affiliate - current	219	350
Total current liabilities	8,542	7,062
Other liabilities	15	53
Total liabilities	8,557	7,115

Commitments and contingencies (Note 8)

Shareholders’ equity:
Ordinary shares, £0.0025 par value per share: 76,681,831 shares authorized; 72,308,930 and 72,197,286 shares issued and outstanding at December 31, 2021 and June 30, 2021, respectively	220	220
Additional paid-in capital	152,662	150,407
Accumulated other comprehensive income	5,788	8,276
Accumulated deficit	(112,870)	(87,442)
Total shareholders’ equity	45,800	71,461
Total liabilities and shareholders’ equity	$54,357	$78,576

The accompanying notes are an integral part of these condensed consolidated financial statements.

Renalytix plc

Condensed Consolidated statements of operations and comprehensive loss (Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(in thousands, except share data)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue	$845	$400	$1,327	$400
Cost of revenue	492	257	719	257
Gross profit	353	143	608	143
Operating expenses:
Research and development	4,134	2,462	8,132	4,207
General and administrative	10,071	6,595	18,203	10,711
Performance of contract liability to affiliate	(70)	(301)	(131)	(759)
Total operating expenses	14,135	8,756	26,204	14,159
Loss from operations	(13,782)	(8,613)	(25,596)	(14,016)

Equity in net earnings (losses) of affiliate	37	(105)	37	(221)
Foreign currency gain (loss)	(163)	(5,541)	2,140	(7,688)
Fair value adjustment to VericiDx investment	(1,414)	5,018	(2,021)	5,018
Other income, net	—	115	12	167
Net loss	(15,322)	(9,126)	(25,428)	(16,740)
Net loss attributable to noncontrolling interest	—	(218)	—	(611)
Net loss attributable to ordinary shareholders	(15,322)	(8,908)	(25,428)	(16,129)

Other comprehensive income (loss):
Foreign exchange translation adjustment	97	6,086	(2,488)	8,341
Comprehensive loss	(15,225)	(3,040)	(27,916)	(8,399)
Comprehensive loss attributable to noncontrolling interest	—	(5)	—	(72)
Comprehensive loss attributable to Renalytix	$(15,225)	$(3,035)	$(27,916)	$(8,327)
Net loss per ordinary share—basic and diluted	$(0.21)	$(0.12)	$(0.35)	$(0.23)
Weighted average ordinary shares—basic and diluted	72,285,941	72,029,634	72,258,372	70,932,808

The accompanying notes are an integral part of these condensed consolidated financial statements.

Renalytix plc

Condensed Consolidated statements of shareholders’ equity (Unaudited)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’ (deficit) equity attributable to	Noncontrolling	Total shareholders’
(in thousands, except share and per share data)	Shares	Amount	capital	income (loss)	deficit	RenalytixAI	interests	equity
Balance at July 1, 2021	72,197,286	$220	$150,407	$8,276	$(87,442)	$71,461	$—	$71,461
Shares issued under the employee share purchase plan	10,920	—	120	—	—	120	—	120
Exercise of stock options	32,500	—	86	—	—	86	—	86
Stock-based compensation expense	—	—	997	—	—	997	—	997
Currency translation adjustments	—	—	—	(2,585)	—	(2,585)	—	(2,585)
Net loss	—	—	—	—	(10,106)	(10,106)	—	(10,106)
Balance at September 30, 2021	72,240,706	$220	$151,610	$5,691	$(97,548)	$59,973	$—	$59,973
Exercise of stock options	68,224	—	111	—	—	111	—	111
Stock-based compensation expense	—	—	941	—	—	941	—	941
Currency translation adjustments	—	—	—	97	—	97	—	97
Net loss	—	—	—	—	(15,322)	(15,322)	—	(15,322)
Balance at December 31, 2021	72,308,930	$220	$152,662	$5,788	$(112,870)	$45,800	$—	$45,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

Renalytix plc

Condensed Consolidated statements of shareholders’ equity (Unaudited)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’ (deficit) equity attributable to	Noncontrolling	Total shareholders’
(in thousands, except share and per share data)	Shares	Amount	capital	income (loss)	deficit	RenalytixAI	interests	equity
Balance at July 1, 2020	59,416,134	$179	$69,650	$(1,200)	$(52,717)	$15,912	$—	$15,912
Sale of ordinary shares in initial public offering on Nasdaq, net of offering costs and underwriting fees of $9,007	12,613,500	40	76,094	—	—	76,134	—	76,134
VericiDx distribution in specie			1,638	(25)	—	1,613	(1,613)	—
Share-based compensation expense	—	—	501	—	—	501	—	501
Currency translation adjustments	—	—	—	2,255	—	2,255	(67)	2,188
Net loss	—	—	—	—	(7,221)	(7,221)	(393)	(7,614)
Balance at September 30, 2020	72,029,634	$219	$147,883	$1,030	$(59,938)	$89,194	$(2,073)	$87,121
VericiDx noncontrolling interest upon deconsolidation	—	—	—	—	—	—	2,296	2,296
Share-based compensation expense	—	—	525	—	—	525	—	525
Currency translation adjustments	—	—	—	6,086	—	6,086	(5)	6,081
Net loss	—	—	—	—	(8,908)	(8,908)	(218)	(9,126)
Balance at December 31, 2020	72,029,634	$219	$148,408	$7,116	$(68,846)	$86,897	$—	$86,897

The accompanying notes are an integral part of these condensed consolidated financial statements.

Renalytix plc

Condensed Consolidated statements of cash flows (Unaudited)

(in thousands)	Six Months Ended December 31, 2021	Six Months Ended December 31, 2020
Cash flows from operating activities:
Net loss	$(25,428)	$(16,740)
Adjustments to reconcile net loss to net cash used in operating activities
Gain on Verici deconsolidation	—	(46)
Depreciation and amortization	226	105
Share-based compensation	1,938	1,026
Realized gain on short-term investments	—	(18)
Equity in (net earnings) losses in affiliate	(37)	221
Fair value adjustment to VericiDx investment	2,021	(5,018)
Unrealized foreign exchange loss (gain)	(1,864)	4,627
Changes in operating assets and liabilities:
Accounts receivable	(229)	(400)
Prepaid expenses and other current assets	(2,543)	(3,189)
Related party receivable	(34)	(140)
Accounts payable	(15)	79
Accounts payable – related party	646	—
Accrued expenses and other current liabilities	(304)	1,342
Accrued expenses – related party	1,113	282
Deferred revenue	(55)	—
Payable to affiliate	(131)	(760)
Other liabilities	(38)	53
Net cash used in operating activities	(24,734)	(18,576)

Cash flows from investing activities:
Purchases of property and equipment	(290)	(728)
Software development costs	(98)	(536)
Proceeds from short-term investments	—	1,000
Note receivable – related party	—	(84)
Decrease in cash (VericiDx deconsolidation)	—	(62)
Net cash used in investing activities	(388)	(410)

Cash flows from financing activities:
Gross proceeds from the issuance of ordinary shares, net of underwriting fees	—	79,182
Payment of offering costs	—	(2,305)
Proceeds from the issuance of ordinary shares under employee share purchase plan	120	—
Proceeds from exercise of stock options	197	—
Net cash provided by financing activities	317	76,877
Effect of exchange rate changes on cash	(395)	3,348
Net (decrease) increase in cash and cash equivalents	(25,200)	61,239
Cash and cash equivalents, beginning of period	65,128	13,293
Cash and cash equivalents, end of period	$39,928	$74,532
Supplemental noncash investing and financing activities:
Deemed distribution of VericiDx ordinary shares	—	75
Conversion of distribution of VericiDx note receivable into VericiDx ordinary shares	—	2,556
Software development costs in accounts payable and accrued expenses	—	77
Purchase of property and equipment in accounts payable and accrued expenses	$254	$126

The accompanying notes are an integral part of these condensed consolidated financial statements.

Renalytix plc

Notes to unaudited interim COndensed consolidated financial statements

1. Business and risks

Renalytix and its wholly-owned subsidiaries, Renalytix AI, Inc. and Renalytix AI Limited (collectively, “Renalytix”, or the “Company”) is an artificial intelligence-enabled in vitro diagnostics company focused on optimizing clinical management of kidney disease to drive improved patient outcomes and significantly lower healthcare costs. KidneyIntelX, the Company’s first-in-class diagnostic platform, employs a proprietary artificial intelligence-enabled algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from EHR systems, to generate a unique patient risk score. Additionally, the Company has successfully completed the first stage of a statement of work with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to conduct a feasibility study to determine the impact of the use of the Company’s KidneyIntelX platform to optimize utilization of various CKD agents. Further, in December 2020 the Company entered into a master service agreement with AstraZeneca for future services of this nature. As a result of the initial success with AstraZeneca the Company plans to pursue further collaborations with pharmaceutical companies and make ‘Pharmaceutical Services Revenue’ a core part of the business going forward with the goal of improving guideline-based standard-of-care for optimal utilization of existing and novel therapeutics using the KidneyIntelX testing platform and proprietary care management software.

Since inception in March 2018, the Company has focused primarily on organizing and staffing the Company, raising capital, developing the KidneyIntelX platform, conducting clinical validation studies for KidneyIntelX, establishing and protecting its intellectual property portfolio and commercial laboratory operations, pursuing regulatory clearance and developing a reimbursement strategy. To date, the Company has generated de minimis revenue from the sales of KidneyIntelX tests. The Company has funded its operations primarily through equity financings.

The Company is subject to risks and uncertainties common to early-stage companies in the diagnostics industry, including, but not limited to, ability to secure additional capital to fund operations, compliance with governmental regulations, development by competitors of new technological innovations, dependence on key personnel and protection of proprietary technology. To achieve widespread usage, KidneyIntelX and additional diagnostic products currently under development will require extensive clinical testing and validation prior to regulatory approval and commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities.

2. Liquidity and Going Concern

The Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $113.0 million as of December 31, 2021. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of KidneyIntelX or any future products currently in development. Management believes its cash and cash equivalents of $39.9 million as of December 31, 2021, are sufficient to fund the projected operations for at least the next twelve months from the issuance date of these financial statements. Substantial additional capital will be needed by the Company to fund its operations, expand its commercial activities and develop other potential diagnostic related products.

The Company plans to seek additional funding through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders. If the Company is unable to obtain funding, the Company could be required to delay, curtail or discontinue research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.

3. Basis of presentation and summary of significant accounting policies

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals and estimates that impact the financial statements) considered necessary to present fairly the Company’s financial position as of December 31, 2021 and its results of operations for the three and six months ended December 31, 2021 and 2020, and cash flows for the six months ended December 31, 2021 and 2020. Operating results for the three and six months ended December 31, 2021, are not necessarily indicative of the results that may be expected for the year ending June 30, 2022. The unaudited interim condensed consolidated financial statements, presented herein, do not contain the required disclosures under U.S. GAAP for annual financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended June 30, 2021.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Renalytix plc, and its wholly-owned subsidiaries, Renalytix AI, Inc. and Renalytix AI Limited. All inter-company balances and transactions have been eliminated in consolidation. The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the condensed consolidated financial statements, actual results may materially vary from these estimates.

Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the condensed consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimate include the assumptions used in determining the fair value of share-based awards, recording the prepaid/accrual and associated expense for research and development activities performed for the Company by third parties, determining useful lives of property and equipment and capitalized software, the assessment of noncontrolling interest and equity method investments, fair value measurements (including those related to VericiDx), and the consolidation and deconsolidation of variable interest entities.

Segment information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is to make significant improvements in kidney disease diagnosis and prognosis, clinical care, patient stratification for drug clinical trials, and drug target discovery.

Foreign currency

The Company’s consolidated financial statements are presented in U.S. dollars, the reporting currency of the Company. The functional currency of Renalytix plc and Renalytix AI Limited is GB Pounds. The functional currency of Renalytix AI, Inc. is the U.S. dollar. Assets and liabilities of Renalytix plc and Renalytix AI Limited are translated at the rate of exchange at period-end, while the statements of operations are translated at the weighted average exchange rates in effect during the reporting period. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs and reported in the consolidated statements of operations and comprehensive loss.

Concentrations of credit risk and major customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable balances. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and are not exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships and has not experienced any losses on such accounts.

The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. All of the Company’s revenue has been generated from two customers for the six months ended December 31, 2021, and one customer for the six months ended December 31, 2020. The Company performs initial and ongoing credit reviews on customers, which involve consideration of the customers’ financial information, their location, and other factors to assess the customers’ ability to pay.

Fair value of financial instruments

At December 31, 2021 and June 30, 2021, the Company’s financial instruments included accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities. The carrying amounts of these assets and liabilities approximates fair value due to their short-term nature.

Fair value option

Under the Fair Value Option Subsections of ASC subtopic 825-10, Financial Instruments – Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings (see Note 5).

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2021, the Company had a cash balance of $39.9 million. As of June 30, 2021, the Company had a cash balance of $65.2 million.

Accounts receivable

Accounts receivable are recorded at the invoice amount and are non-interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reserves specific receivables if collectability is no longer reasonably assured. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns, and individual customer circumstances. No reserves have been recorded as of December 31, 2021 or June 30, 2021.

Property and equipment

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives ranging from three to ten years. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Performance of contract liability to affiliate

In May 2020, the Company and the Icahn School of Medicine at Mount Sinai entered into an operating agreement (“Kantaro Operating Agreement”) to form a joint venture, Kantaro Biosciences LLC (“Kantaro”), for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. Kantaro has partnered with Bio-Techne Corporation to develop and launch the new test which are designed for use in any authorized clinical testing laboratory without the need for proprietary equipment. During the three and six months ended December 31, 2021, the Company recognized $0.1 million and $0.1 million, respectively, related to the performance of the contract liability with Kantaro. During the three and six months ended

December 31, 2020, the Company recognized $0.3 million and $0.8 million, respectively, related to the performance of the contract liability with Kantaro. This represents the allocation of costs for performing services on behalf of Kantaro.

Equity method investments

The Company accounts for equity investments where it owns a non-controlling interest, but has the ability to exercise significant influence, under the equity method of accounting. Under the equity method of accounting, the original cost of the investment is adjusted for the Company’s share of equity in the earnings of the equity investee and reduced by dividends and distributions of capital received, unless the fair value option is elected, in which case the investment balance is marked to fair value each reporting period and the impact of changes in fair value of the equity investment are reported in earnings.

Kantaro Biosciences LLC

As the Company can exert significant influence over, but does not control, Kantaro’s operations through voting rights or representation on Kantaro’s board of directors, the Company accounts for this investment using the equity method of accounting. The Company records its share in Kantaro’s earnings and losses in the condensed consolidated statement of operations. The Company assesses its investment for other-than-temporary impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable and recognize an impairment loss to adjust the investment to its then-current fair value. The Company owned 25% of the membership equity units in Kantaro at December 31, 2021 and June 30, 2021.

VericiDx Limited

As the Company can exert significant influence over, but does not control, VericiDx’s operations through representation on VericiDx’s board of directors, the Company accounts for this investment as an equity method investment and has elected the fair value option because VericiDx’s stock price is readily observable via the London Stock Exchange. Under the fair value option, the investment in VericiDx is recorded at fair value at each reporting period with subsequent changes in fair value reported in the condensed consolidated statements of operations and comprehensive loss. Based on closing stock price of VericiDx, the fair value of the investment in VericiDx was $7.0 million at December 31, 2021 and $9.3 million at June 30, 2021. During the three and six months ended December 31, 2021, the Company recorded a fair value adjustment of $1.4 and $2.0 million, respectively, in the condensed consolidated statements of operations and comprehensive loss. During each of the three and six months ended December 31, 2020, the Company recorded a fair value adjustment of $5.0 million in the condensed consolidated statements of operations and comprehensive loss. The Company owned 6.9% of the ordinary shares of VericiDx at December 31, 2021 and June 30, 2021.

Impairment assessment

The Company evaluates its investments that are in unrealized loss positions, if any, and equity method investments for other-than-temporary impairment on a quarterly basis (see Note 5). Such evaluation involves a variety of considerations, including assessments of the risks and uncertainties associated with general economic conditions and distinct conditions affecting specific issuers or investees. Factors considered by the Company include (i) the length of time and the extent to which an investment’s fair value has been below its cost; (ii) the financial condition, credit worthiness, and near-term prospects of the issuer; (iii) the length of time to maturity; (iv) future economic conditions and market forecasts; (v) the Company’s intent and ability to retain its investment for a period of time sufficient to allow for recovery of market value; (vi) an assessment of whether it is more likely than not that the Company will be required to sell its investment before recovery of market value; and (vii) whether events or changes in circumstances indicate that the investment’s carrying amount might not be recoverable.

Software development costs

The Company follows the provisions of ASC 985, Software, which requires software development costs for software to be marketed externally to be expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the software is available for general release and amortized over its estimated useful life of ten years. Technological feasibility is established upon the completion of a working model that has been validated.

Revenue recognition

The Company accounts for revenue under ASC 606 – Revenue from Contracts with Customers (“ASC 606”). Pursuant to ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. Certain contracts have options for the customer to acquire additional services. The Company evaluates these options to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon the renewal option approach. The Company recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Company uses present right to payment and customer acceptance as indicators to determine the transfer of control to the customer occurs at a point in time. Sales tax and other similar taxes are excluded from revenues.

Cost of revenue

Cost of revenue consists of costs directly attributable to the services rendered, including labor costs directly related to revenue generating activities.

Research and development expenses

Research and development costs consist primarily of costs incurred in connection with the development of KidneyIntelX and other studies for KidneyIntelX to determine clinical value and performance in different CKD populations. Research and development costs are expensed as incurred.

Share-based compensation

The Company measures equity classified share-based awards granted to employees and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is the vesting period of the respective award. The Company accounts for forfeitures as they occur. For share-based awards with service-based vesting conditions, the Company recognizes compensation expense on a straight-line basis over the service period. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield. The Company was a privately-held organization prior to November 2018 and has been a publicly-traded company for a limited period of time and therefore lacks company-specific historical and implied volatility information for its shares. Therefore, it estimates its expected share price volatility based on the historical volatility of publicly-traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is none based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

The Company classifies share-based compensation expense in its condensed consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. For the periods presented the only other changes in shareholders’ equity is from foreign currency translation.

Net loss per ordinary share

Basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as options which would result in the issuance of incremental ordinary shares. Potentially dilutive securities outstanding as of December 31, 2021 and 2020 have been excluded from the computation of diluted weighted average shares outstanding as they would be anti-dilutive. Therefore, the weighted average number of shares used to calculate both basic and diluted net loss per share are the same.

As of December 31, 2021 and 2020, there were 4,372,901 and 3,408,858 shares, respectively, issuable upon exercise of outstanding options that were anti-dilutive and excluded from diluted loss per share for the three and six months ended December 31, 2021 and 2020, respectively.

Emerging growth company

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, companies have extended transition periods available for complying with new or revised accounting standards. The Company has elected to avail itself of this exemption and, therefore, while the Company is an emerging growth company it will not be subject to new or revised accounting standards at the same time that they become applicable to other public emerging growth companies that have not elected to avail themselves of this exemption.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) the lease classification or (c) the determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. In June 2020, the FASB issued ASU No 2020-05 that further delayed the effective date of Topic 842 to fiscal years beginning July 1, 2022, and interim periods within those years. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. The new guidance will be effective for the Company on July 1, 2023. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

In January 2020, FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which, generally, provides guidance for investments in entities accounted for under the equity method of accounting. ASU 2020-01 is effective for all entities with fiscal years beginning after December 15, 2021, including interim periods therein. The Company is currently evaluating the impact of adopting this guidance to its consolidated financial statements.

4. Revenue

Testing services revenue

Testing services revenue is generated from the KidneyIntelX platform, which provides analytical services to customers. Each individual test is a performance obligation that is satisfied at a point in time upon completion of the testing process (when results are reported) which is when control passes to the customer and revenue is recognized. During the three and six months ended December 31, 2021, the Company recognized $0.7 and $1.1 million, respectively of testing services revenue. Sales tax and other similar taxes are excluded from revenues. The Company did not recognize any testing services revenue during the three and six months ended December 31, 2020.

Pharmaceutical services revenue

Pharmaceutical services revenue is generated from the provision of analytical services to customers. Contracts with customers generally include an initial upfront payment and additional payments upon achieving performance milestones. The Company uses present right to payment and customer acceptance as indicators to determine the transfer of control to the customer which may occur at a point in time or over time depending on the individual contract terms. Sales tax and other similar taxes are excluded from revenues.

During the three and six months ended December 31, 2021, the Company recognized $0.2 million and $0.2 million, respectively, of pharmaceutical services revenue where performance obligations are satisfied at a point in time. During the three and six months ended December 31, 2020, the Company recognized $0.4 million and $0.4 million, respectively, of pharmaceutical services revenue where performance obligations are satisfied at a point in time. revenue.

Professional services revenue

Professional services revenue consists of services related to the creation of a branded care navigation portal/pathway for use with KidneyIntelX. Revenue is recognized when control of the promised services is transferred to customers and the performance obligation is fulfilled in an amount that reflects the consideration that the Company expects to be entitled in exchange for those services.

The Company did not recognize any professional services revenue during the three or six months ended December 31, 2021 or 2020.

Deferred revenue

Deferred revenue represents the allocated transaction price to the material right which will be recognized as revenue when the renewal options are exercised which is expected to occur over the next 24 months.

The following table summarizes the changes in deferred revenue:

	December 31, 2021	June 30, 2021
Balance, beginning of period	$122	$—
Deferral of revenue	67	250
Revenue recognized	(122)	(128)
Balance, end of period	$67	$122

5. Fair value measurements and the fair value option

Assets and liabilities recorded at fair value on a recurring basis in the condensed consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•
Level 1 - Quoted prices (unadjusted in active markets for identical assets or liabilities)
•
Level 2 - Inputs other than quoted prices in active markets that are observable either directly or indirectly
•
Level 3 - Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions

This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The following fair value hierarchy table presents information about the Company’s assets measured at fair value on a recurring basis:

	Fair value measurement at
	reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
December 31, 2021:
Assets:
Equity investment in VericiDx	$7,033	$—	$—
June 30, 2021:
Assets:
Equity investment in VericiDx	$9,295	$—	$—

Non-financial assets and liabilities

The Company’s non-financial assets, which primarily consist of property and equipment and equity method investments, are not required to be measured at fair value on a recurring basis, and instead are reported at carrying value in its consolidated balance sheet. However, on a periodic basis or whenever events or changes in circumstances indicate that they may not be fully recoverable, the respective carrying value of non-financial assets are assessed for impairment and, if ultimately considered impaired, are adjusted and written down to their fair value, as estimated based on consideration of external market participant assumptions.

Based on sales forecasts, the Company concluded that its equity method investment in Kantaro was impaired due to a shift in focus from COVID antibody testing to promoting vaccination in the United States and European Union. As a result of this shift, demand for COVID antibody testing decreased. The forecasts indicate there is a prolonged period of time that Kantaro’s fair value is below the carrying value of the investment and the discounted and undiscounted cash flows are also below the carrying value of the investment. For these reasons, the Company concluded the decline in value is other-than-temporary. As such, during the year ended June 30, 2021, the Company determined the fair value using a discounted cash flow model and concluded that the fair value of the equity method investment in Kantaro was zero.

6. Property and equipment

Property and equipment consists of (in thousands):

	December 31, 2021	June 30, 2021
Lab equipment	$1,059	$592
Software	1,611	1,534
Office equipment	121	84
Office furniture	35	35
Leasehold improvements	576	576
Construction in progress	33	—
Total	3,435	2,821
Less accumulated depreciation and amortization	(555)	(331)
	$2,880	$2,490

Depreciation expense was $0.1 million and $0.2 million for the three and six months ended December 31, 2021, respectively. Depreciation expense was $52,000 and $82,000 for the three and six months ended December 31, 2020, respectively.

As of December 31, 2021 and June 30, 2021, there was $1.2 million and $1.3 million, respectively, of unamortized capitalized software development costs. Amortization expense related to capitalized software development costs was $24,000 and $0.1 million for the three and six months ended December 31, 2021. Amortization expense related to capitalized software development costs was $23,000 and $23,000 for the three and six months ended December 31, 2020.

As of December 31, 2021, the expected amortization expense for software for the next five years and thereafter is as follows:

2022 (remaining six months)	$67
2023	134
2024	134
2025	134
2026	134
Thereafter	582
$1,185

7. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of (in thousands):

	December 31, 2021	June 30, 2021
Consulting and professional fees	$317	$954
Research and development	459	—
Payroll and related benefits	3,516	3,493
Other	241	155
	$4,533	$4,602

8. Commitments and contingencies

Leases

The Company entered into operating lease agreements for office space and laboratory testing facilities with terms ranging from month-to-month to five years. The Company recognized rent expense of $0.1 million and $0.1 million during the three months ended December 31, 2021 and 2020, respectively, and $0.2 and $0.2 milling during the six months ended December 31, 2021 and 2020, respectively, related to all leases.

The future minimum payments for noncancelable leases with terms in excess of one year for each fiscal year are as follows (in thousands):

2022 (remaining six months)	$94
2023	304
2024	315
2025	231
2026	192
Thereafter	1,284
Total	$2,420

DaVita Inc.

In January 2021, the Company entered into a Master Care Coordination Services Agreement with DaVita Inc. (“DaVita”) whereby DaVita agreed to provide certain care coordination services to covered patients as requested by the Company, with those covered patients identified by the Company’s KidneyIntelX diagnostic and subject to insurance coverage. Those covered patients may also be included in connection with various clinical research studies or quality improvement initiatives (each a “Study”). Both parties agreed to establish a joint steering committee to oversee the care coordination services and exchange and evaluate results of each Study. The Company will pay DaVita a monthly fixed fee based on the number of covered patients. The initial term of the agreement is three years with successive one-year renewals upon written mutual agreement of both parties. For the Care Coordination Services furnished by DaVita (or an affiliate of DaVita) under the terms of a statement of work, the Company shall pay DaVita (or such affiliate of DaVita) a monthly payment of (a) $10.00 in respect of Care Coordination Services multiplied by the number of Covered Patients, plus (b) $3.50, in respect of patient engagement services, multiplied by the number of Covered Patients. No expenses were recorded in the period related to this agreement.

Employment agreements

The Company has entered into employment agreements with certain key executives providing for compensation and severance in certain circumstances, as set forth in the agreements.

Retirement plans

The Company maintains a defined contribution 401(k) retirement plan which covers all U.S. employees. Employees are eligible after three months of service. Under the 401(k) plan, participating employees may make contributions in an amount up to the limit set by the Internal Revenue Service on an annual basis. The Company has a safe harbor plan and makes contributions to employee accounts of 5% of compensation (as defined by the plan). The company contributed $0.1 million and $0.2 million respectively for the three and six months ended December 31, 2021.

Legal proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies.

9. License and services agreements

Mount Sinai license and sponsored research agreements

On May 30, 2018, the Company entered into an exclusive license agreement (the “ISMMS License Agreement”) and, on March 7, 2019, a sponsored research agreement (the “ISMMS SRA”) with Mount Sinai. Under the terms of the ISMMS License Agreement, ISMMS granted the Company (i) an exclusive, sublicensable license to use certain patent rights covering specific inventions concerning the utilization of biomarkers guided artificial intelligence techniques for detecting kidney functional decline (the “ISMMS Technology”), (ii) a non-exclusive license under unregistered licensed copyrights and licensed know-how and (iii) an exclusive option to obtain licensed technology conceived after May 30, 2018. The Company is obligated to pay Mount Sinai $1.5 million and $7.5 million in commercial milestone payments upon achieving worldwide net sales of KidneyIntelX of $50.0 million and $300.0 million, respectively. The Company is also obligated to pay Mount Sinai a 4% to 5% royalty on net sales of KidneyIntelX, subject to customary reductions. Royalties are payable on a product-by-product basis from first commercial sale of such product until the later of (1) expiration of the last valid claim of a licensed patent covering such product or (2) on a country-by-country basis, 12 years from first commercial sale of such product in such country. Moreover, the Company is obligated to pay Mount Sinai between 15% and 25% of any consideration received from a sublicensee. Furthermore, the Company agreed to carry out and fund a clinical utility study for KidneyIntelX at an estimated cost of $0.7 million.

As part of the ISMMS SRA, the Company has agreed to fund several research projects to further develop the ISMMS Technology. The Company incurred approximately $0.2 and $0.4 million in research and development expenses under the ISMMS SRA for the three and six months ended December 31, 2021, respectively. The Company incurred approximately $0.3 and $0.3 million in research and development expenses under the ISMMS SRA for the three and six months ended December 31, 2020, respectively.

Mount Sinai COVID-19 sponsored research agreement

In August 2020, and as amended in December 2020, the Company entered into a Multi-center Assessment of Survivors for Kidney Disease after COVID-19 Study (the “ MASKeD-COVID Study”) with ISMMS. This study involves multiple major academic institutions, including Mount Sinai, University of Michigan, Johns Hopkins, Yale University and Rutgers University. The goal of this study is to understand the long-term kidney epidemiology of CKD in survivors of COVID-19 and validate KidneyIntelX for prediction of long-term kidney outcomes post-COVID hospitalization that will inform further prevention, treatment and clinical care.

Under the terms of the MASKeD-COVID Study, the Company is obligated to pay for all direct and indirect costs incurred under the sponsored research agreement in an amount totaling $1.8 million. As of December 31, 2021, amounts due to ISMMS under the MASKeD-COVID Study totaled $1.0 million, and $0.1 million and $0.6 million was expensed during the three and six months ended December 31, 2021, respectively. The Company did not incur any expenses related to this program during the three and six months ended December 31, 2020.

Joslin diabetes center agreement

In October 2018, the Company purchased a worldwide exclusive license agreement (the “Joslin Agreement”) with the Joslin Diabetes Center, Inc. (“Joslin”) that was previously entered into with EKF Diagnostics Holding Plc (“EKF”), a related party, in July 2017. The license agreement provides the Company with the right to develop and commercialize licensed products covering a novel methodology of diagnosing and predicting kidney disease using certain biomarkers (the “Joslin Diabetes Technology”).

Under the terms of the Joslin Agreement, the Company is obligated to pay Joslin aggregate commercial milestone payments of $0.3 million and $1.0 million in commercial milestone payments upon achieving worldwide net sales of licensed products and processes of $2.0 million and $10.0 million, respectively. The Company is also obligated to pay Joslin a 5% royalty on net sales of any licensed products or licensed processes, subject to customary reductions. Moreover, the Company is obligated to pay Joslin 25% of any consideration received from a sublicensee.

The Joslin Agreement initially expires on July 31, 2025 and is subject to an automatic five-year extension unless either party notifies the other party of its intent not to extend the agreement at least 180 days prior to initial expiration. Either party may terminate the Joslin Agreement earlier upon an uncured material breach of the agreement by the other party, the insolvency of the other party, or in the event the other party is unable to perform its obligations under the agreement for a specified period. Additionally, Joslin may terminate the agreement in the event that the Company ceases developing or commercializing licensed products or processes, if the Company fails to maintain certain required insurance policies, and if the Company fails to pay patent expenses related to the licensed patents.

10. Shareholders’ equity

Ordinary shares

As of December 31, 2021, the Company had 76,681,831 ordinary shares authorized on a fully diluted basis. Each share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends as may be declared by the board of directors. From inception through December 31, 2021, no cash dividends have been declared or paid.

11. Share-based compensation

Equity Incentive Plan

In November 2018, Company established the Renalytix plc Share Option Plan (the “Plan”) and a U.S. Sub-Plan and Non-Employee Sub-Plan. The Plan provides for the Company to grant options, restricted share awards and other share-based awards to employees, directors and consultants of the Company. As of December 31, 2021, there were 2,830,062 shares available for future issuance under the Plan.

The Plan is administered by the board of directors. The exercise prices, vesting and other restrictions are determined at their discretion, except that all options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant and the term of stock option may not be greater than ten years from the grant date.

The options granted as of December 31, 2021 vest equally over twelve quarters following the grant date, with the exception of 80,724 options which vested immediately when granted, 888,100 options which vest 25% on the one year anniversary and equally over twelve quarters following the one year anniversary and 500,000 which vest 1/12th on the one year anniversary and equally over twelve quarters following the one year anniversary. If options remain unexercised after the date one day before the tenth anniversary of grant, the options expire. On termination of employment, any options that remain unexercised are either forfeited immediately or after a delayed expiration period, depending on the circumstances of termination. Upon the exercise of awards, new ordinary shares are issued by the Company.

The Company recorded share-based compensation expense in the following expense categories in the condensed consolidated statements of operations for the three and six months ended December 31, 2021 and 2020 (in thousands):

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Research and development	$121	$199	$300	$394
General and administrative	792	303	1,587	599
	$913	$502	$1,887	$993

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options during the six months ended December 31, 2021 and 2020 were determined using the methods and assumptions discussed below.

•
The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.
•
The expected volatility is based on historical volatility of the publicly-traded common stock of a peer group of companies.
•
The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.
•
The expected dividend yield is none because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its ordinary shares.

For the six months ended December 31, 2021 and 2020, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six Months Ended December 31,
	2021	2020
Expected term (in years)	6.04	5.7
Expected volatility	65.80%	67.30%
Risk-free rate	1.28%	0.30%
Dividend yield	—%	—%

The weighted average fair value of the options granted during the six months ended December 31, 2021 and 2020 was $7.10 and $4.31 per share, respectively.

The following table summarizes the stock option granted to employees and non-employees for the six months ended December 31, 2021:

	Number of shares under option plan	Weighted- average exercise price per option	Weighted- average remaining contractual life (in years)
Outstanding at June 30, 2021	4,265,958	4.73	8.2
Granted	326,000	11.90
Exercised	(100,724)	1.89
Forfeited	(118,333)	6.67
Outstanding at December 31, 2021	4,372,901	4.92	7.8
Exercisable at December 31, 2021	3,059,586	3.23	7.3
Vested and expected to vest at December, 2021	4,372,901	4.92	7.8

As of December 31, 2021, there was $8.5 million in unrecognized compensation cost related to unvested options that will be recognized as expense over a weighted average period of 1.98 years. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2021 was $18.0 million and $16.8 million, respectively.

Employee Share Purchase Plan

The Company’s 2020 Employee Share Purchase Plan (the “ESPP”) became effective on August 17, 2020. The ESPP authorizes the issuance of up to 850,000 shares of the Company’s common stock. The number of shares of the Company’s common stock that may be issued pursuant to rights granted under the ESPP shall automatically increase on January 1st of each year, commencing on January 1, 2021 and continuing for ten years, in an amount equal to the lesser of one percent of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year, and 2,000,000 ordinary shares, subject to the discretion of the board of directors or renumeration committee to determine a lesser number of shares shall be added for such year.

Under the ESPP, eligible employees can purchase the Company’s common stock through accumulated payroll deductions at such times as are established by the board of directors or renumeration committee. Eligible employees may purchase the Company’s common stock at 85% of the lower of the fair market value of the Company’s common stock on the first day of the offering period or on the purchase date. Eligible employees may contribute up to 15% of their eligible compensation. Under the ESPP, a participant may not purchase more than $25,000 worth of the Company’s common stock for each calendar year in which such rights is outstanding. During the six months ended December 31, 2021, 10,920 shares were purchased under the ESPP.

In accordance with the guidance in ASC 718-50 – Compensation – Stock Compensation, the ability to purchase shares of the Company’s common stock at 85% of the lower of the price on the first day of the offering period or the last day of the offering period (i.e. the purchase date) represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, share-based compensation expense is determined based on the option’s grant-date fair value as estimated by applying the Black Scholes option-pricing model and is recognized over the withholding period. The Company recognized share-based compensation expense of $28,000 and $51,000 during the three and six months ended December 31, 2021, respectively, and $23,000 and $33,000 during the three and six months ended December 31, 2020, respectively, related to the ESPP.

12. Related-party transactions

EKF Diagnostic Holdings

During the three and six months ended December 31, 2021, the Company incurred expenses of $0.1 million and $0.1 million, respectively, related to employees of EKF who provided services to Renalytix and this amount is included in general and administrative expenses in the condensed consolidated statement of operations. During the three and six months ended December 31, 2020, the Company incurred expenses of $46,000 and $0.1 million, respectively, related to employees of EKF who provided services to Renalytix and this amount is included in general and administrative expenses in the condensed consolidated statement of operations.

Icahn School of Medicine at Mount Sinai

In May 2018, the Company secured its cornerstone license agreement with ISMMS for research and clinical study work and intended commercialization by the Company (see Note 9). As part of the collaboration, ISMMS became a shareholder in the Company and has subsequently made equity investments both in the Company’s IPO on AIM in November 2018, the subsequent sale of ordinary shares in July 2019 and the Company’s IPO on Nasdaq in July 2020. As of December 31, 2021, amounts due to ISMMS totaled $1.3 million. During the three and six months ended December 31, 2021, the Company incurred expenses of $1.5 million and $2.7 million, respectively, which are included in research and development expenses in the condensed consolidated statement of operations. During the three and six months ended December 31, 2020 the Company incurred expenses of $0.3 million and $0.3 million, respectively, which are included in research and development expenses in the condensed consolidated statement of operations.

Kantaro Biosciences LLC

In connection with the formation of Kantaro, the Company entered into a five-year Advisory Services Agreement (“Advisory Agreement”) pursuant to which the Company has agreed to provide certain advisory services to Kantaro. Pursuant to the Kantaro Operating Agreement, Kantaro issued 750 Class A Units to Mount Sinai in exchange for Mount Sinai granting licenses to Kantaro under certain intellectual property rights of Mount Sinai and 250 Class A Units to the Company as the sole consideration for the services to be rendered by the Company under the Advisory

Agreement. A portion of the Company’s units are subject to forfeiture if, prior to December 31, 2021, Kantaro terminates the Advisory Agreement as a result of an uncured material breach of the Advisory Agreement or in the event the Company is acquired by a hospital or health system that serves all or any portion of the service areas served by Mount Sinai. The Company determined the fair value of the services to be provided under the Advisory Agreement was $2.0 million and the fair value of the Class A units received from Kantaro was $2.0 million. Fair value was determined using discounted cash flows which is a Level 3 measurement in the fair value hierarchy. The method requires several judgments and assumptions which include discount rates and future cash flows, among others. As a result of the impairment charge discussed in Note 5, the carrying value of the Kantaro investment was written down to zero.

A contributing factor to the impairment consideration for Kantaro was lower forecasted sales volume and consequently, a lower time commitment from Renalytix employees. Based on these circumstances, the Company adjusted the liability to perform services to Kantaro under the Advisory Agreement during the year ended June 30, 2021. As of December 31, 2021, the total liability associated with the services was $0.2 million, of which the total amount is classified as a current liability.

For the three and six months ended December 31, 2021, the Company recognized $0.1 million and $0.1 million, respectively, in the statement of operations related to services performed under the Advisory Agreement. For the three and six months ended December 31, 2021, $52,000 and $85,000 of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $18,500 and $46,500 were included in general and administrative expense, respectively. For the three and six months ended December 31, 2020, the Company recognized $0.3 million and $0.8 million, respectively, in the statement of operations related to services performed under the Advisory Agreement. For the three and six months ended December 31, 2020, $0.2 million and $0.4 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and general and administrative expense, respectively.

In addition to the equity granted at formation, the Company and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $0.3 million and an additional $0.5 million thereafter. The Company committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per year rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to the Company based on each investor’s proportionate ownership). The Company loaned Kantaro $250,000 and initially recorded a note receivable. The Company elected to recognize the equity investment losses based on the ownership level of each specific investment and will continue to record equity method losses until the amount of the loan receivable is reduced to zero. The loan had a carrying value of approximately $75,000 and $75,000 at December 31, 2021 and June 30, 2021, respectively. Additionally, as of December 31, 2021, the Company had a receivable of $6,000 due from Kantaro.

VericiDx

During the three and six months ended December 31, 2021, the Company paid the salary of an executive of VericiDx and VericiDx has agreed to reimburse the Company for those amounts. As of December 31, 2021, amounts due from VericiDx totaled $29,000.

13. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through the date at which the condensed consolidated financial statements were available to be issued, and determined there are no other items requiring disclosure.